UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Fiscal Year Ended December 31, 2012
OR
☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Transition Period from to

Commission File Number: 1-7959

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

(Full title of the plan)

Starwood Hotels & Resorts Worldwide, Inc.

One StarPoint

Stamford, CT 06902

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

December 31, 2012 and 2011

INDEX

Pages
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2012 and December 31, 2011	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	4

Notes to Financial Statements	5 – 11

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)	12

SIGNATURES	13

EXHIBIT INDEX

Ex 23.1 Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Global Benefits Committee of

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN

We have audited the accompanying statements of net assets available for benefits of Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying index is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 28, 2013

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2012 and 2011

	2012	2011
Assets:
lnvestments at fair value	$908,506,188	$769,525,267

Receivables:
Participant contributions	384,188	5,888
Employer contributions	1,980,585	1,963,869
Notes receivable from participants	40,838,944	37,419,044
Accrued investment income	54	43

Total receivables	43,203,771	39,388,844

Total assets	951,709,959	808,914,111
Liabilities:
Accrued expenses	1,535,130	127,025

Total liabilities	1,535,130	127,025

Net assets available for benefits	$950,174,829	$808,787,086

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$85,170,780
Dividends and interest	14,262,307

Total investment income	99,433,087

Interest income on notes receivable from participants	1,689,589

Contributions:
Participants	77,021,355
Participant rollovers	3,738,686
Employer	36,502,203

Total contributions	117,262,244

Total additions	218,384,920

Deductions from net assets attributed to:
Benefits paid to participants	73,487,325
Investment and administrative expenses	3,659,456

Total deductions	77,146,781

Net increase in net assets before plan asset transfers	141,238,139
Assets transferred from other plans, net	149,604

Increase in net assets	141,387,743

Net assets available for benefits, beginning of year	808,787,086

Net assets available for benefits, end of year	$950,174,829

See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(1)	Description of the Plan

The following description of the Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan (the “Plan”) provides only general information. Employees participating in the Plan (“Participants”) should refer to the summary plan description and the formal Plan document for a more complete description of the Plan’s provisions.

Starwood Hotels & Resorts Worldwide, Inc. (“Starwood” or the “Company”) sponsors the Plan administered by the Starwood Global Benefits Committee (the “Plan Administrator”). The Plan became effective April 1, 1997.

General

The Plan is a defined contribution plan that qualifies under Section 401(a) of the Internal Revenue Code (the “Code”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan provides for employee pre-tax contributions and matching employer contributions in accordance with Section 401(k) and 401(m) of the Code. The Plan’s assets are held in trust (“Trust”) pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”).

Eligibility

Company employees become eligible to participate in the Plan when they are 21 years of age and have completed an hour of service. The Company begins to match contributions once the Participant has completed one “year of service” as that term is defined by the Plan.

Contributions

Participants may contribute up to 50% of eligible compensation on a pre-tax basis, subject to the Internal Revenue Service limitation of $17,000 and $16,500 for the years ended December 31, 2012 and 2011, respectively. The Company makes a matching contribution in an amount equal to 100% for Participant contributions up to 1% of eligible compensation and 50% for Participant contributions between 2% and 7% of eligible compensation. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. Participants can make changes to their investment options daily.

Participants who are age 50 or older by the end of the applicable Plan year and have contributed the maximum pre-tax contributions allowable by the Plan during the Plan year may make an additional pre-tax catch-up contribution. The catch-up contribution is subject to the Internal Revenue Service limitation of $5,500 per year for each of the years ended December 31, 2012 and 2011.

Participants who do not enroll on their own and who do not opt out are automatically enrolled after 90 days, pursuant to the safe harbor for automatic contribution arrangements in Code Section 401(k)(13). The initial contribution rate for those who are auto-enrolled is 3% of eligible compensation. The 3% contribution rate increases by one percentage point each year to a maximum of 6% of eligible compensation. Participants are free to elect out of automatic enrollment at any time.

Vesting

Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become 100% vested in the Company’s matching contributions and earnings thereon after two years of service.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(1)	Description of the Plan (continued)

Rollovers to the Plan

Participants may roll over to the Plan their qualifying balance from any rollover account permitted for this purpose (e.g., the trust of a qualified plan, an individual retirement account (“IRA”) or an individual retirement annuity) (“rollover account”) provided they do so no later than the 60th day following the day on which the Participant receives the distribution from such rollover account.

Participants’ accounts

Separate accounts are maintained with respect to each Participants’ pre-tax contributions, employer matching contributions, and rollover contributions. Each Participant’s account is credited with the Participant’s contributions and share of investment earnings or losses, and is charged with the Participant’s share of Plan expenses. Allocations of Plan earnings and losses and of investment expenses are based on the proportion of each Participant’s account balance to the total of all account balances for each investment type. Administrative expenses are allocated as described below. Plan expenses are explained in detail in a mailing sent to Participants annually.

Notes receivable from Participants (Plan loans)

Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the Participant’s vested account balance. The maximum loan amount is the lesser of $50,000 or 50% of the Participant’s vested account balance, reduced by any outstanding loan balance in the prior year. A Participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan (ten years if the loan proceeds are used to acquire the Participant’s principal residence). The loans are collateralized by the balance in the Participant’s account at the time the loan is made. The loans bear interest at a fixed rate equal to the prime interest rate as of the first business day of the month when the loan was issued, plus 1%.

Notes receivable from Participants are measured at their unpaid principal balance plus accrued interest.

Payment of benefits

Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump-sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than 20 years. Participants may also elect to defer distributions, but in no event beyond April 1 of the year following the year in which the Participant turns 70 1/2.

Withdrawals of a Participant’s vested benefits are also permitted upon attainment of age 59-1/2 or, subject to Plan provisions, as a hardship distribution.

Participants leaving the Plan may roll over the qualifying portion of their distributions to a qualifying rollover account. If a terminating participant who has an account balance of between $1,000 and $5,000 does not take a distribution upon termination, the Plan automatically rolls over the Participant’s account balance to a qualified IRA in the Participant’s name. If a terminating participant with an account balance of under $1,000 does not elect to take a distribution upon termination, the Plan automatically distributes the account balance to the Participant.

Forfeitures

Forfeitures of nonvested Company contributions are applied to reduce future Company contributions. Unallocated forfeited nonvested accounts totaled $150,005 and $14,534 as of December 31, 2012 and 2011, respectively. During 2012, forfeited nonvested accounts reduced Company contributions by $336,490.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(1)	Description of the Plan (continued)

Administrative expenses

Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2012, substantially all administrative expenses were paid by the Plan other than legal and audit fees which were paid by the Company. The Plan imposes fees that are deducted directly from Participant accounts for initiating Plan loans ($50), processing domestic relations orders ($45) and overnight mailings ($25). Participants who elect to work with a Professional Account Manager through the ING Advisor Service pay a fee that is a percentage of their account balance, and that is deducted directly from their accounts.

Changes in employer contributions and termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue Company contributions at any time and to terminate the Plan, the trust agreement, and the trust thereunder, subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, affected Participants may have the right to become fully vested in the Company contributions and to receive a full distribution of such amounts to the extent required under applicable law and the terms of the Plan document.

(2)	Summary of Significant Accounting Policies

Basis of presentation

The Financial Accounting Standards Board (“FASB”) sets U.S. generally accepted accounting principles (“GAAP”) to ensure consistent reporting. References to GAAP issued by the FASB in the accompanying notes are to the FASB Accounting Standards Codification (“FASB ASC”).

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and net assets and the reported amount of additions to and deductions from net assets. Actual results could differ from those estimates.

Concentration of credit risk and market risk

The Plan provides for various investment fund options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Subsequent events

In preparing these financial statements, management has evaluated subsequent events through the date the Plan financial statements were issued.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(2)	Summary of Significant Accounting Policies (continued)

Fair value measurements

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a common definition for fair value, establishes a framework for measuring fair value, and expands disclosures about such fair value measurements. It also establishes a hierarchy for ranking the quality and reliability of the information used to determine fair value by requiring that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.
Level 2	—	Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The investment’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Money Market Fund: Valued at cost, which approximates fair value.

Collective Trusts: Investments in common/collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments. The common collective trust has no unfunded commitments as of December 31, 2012, and can be redeemed daily with no redemption notice period or other redemption restrictions.

Mutual Funds: Valued using quoted market prices in active markets.

Starwood Common Stock: Valued using quoted market prices in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

Benefits paid to Participants

Benefits paid to Participants are recorded in the period in which they are paid.

Assets transferred from other plans, net

If a Participant transfers employment between Starwood and an employer who (i) has a business relationship with Starwood (but is not in the Starwood controlled group within the meaning of Code section 414) and (ii) sponsors an unrelated individually-designed retirement plan designated by Starwood, the Participant’s account balance is automatically transferred to the retirement plan sponsored by the receiving employer.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(3)	Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$3,263,624	$—	$3,263,624
Collective Trusts
Bond	—	30,666,389	—	30,666,389
Mid and Small-Cap Stocks	—	24,607,771	—	24,607,771
Foreign Stocks	—	42,116,523	—	42,116,523
Age Based	—	206,217,129	—	206,217,129

Total Collective Trusts	—	303,607,812	—	303,607,812
Mutual Funds
Short-term	150,060,634	—	—	150,060,634
Bond	86,656,985	—	—	86,656,985
Large-Cap Stocks	119,401,679	—	—	119,401,679
Large and Mid-Cap Stocks	75,951,296	—	—	75,951,296
Mid-Cap Stocks	26,939,385	—	—	26,939,385
Mid and Small-Cap Stocks	10,704,380	—	—	10,704,380
Foreign Stocks	63,540,576	—	—	63,540,576

Total Mutual Funds	533,254,935	—	—	533,254,935
Starwood Common Stock	68,379,817	—	—	68,379,817

Total Investments at Fair Value	$601,634,752	$306,871,436	$—	$908,506,188

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$1,757,694	$—	$1,757,694
Collective Trusts
Bond	—	12,183,394	—	12,183,394
Mid and Small-Cap Stocks	—	10,935,247	—	10,935,247
Foreign Stocks	—	20,101,146	—	20,101,146
Age Based	—	166,171,706	—	166,171,706

Total Collective Trusts	—	209,391,493	—	209,391,493
Mutual Funds
Short-term	154,738,654	—	—	154,738,654
Bond	77,310,951	—	—	77,310,951
Large-Cap Stocks	97,526,579	—	—	97,526,579
Large and Mid-Cap Stocks	68,307,614	—	—	68,307,614
Mid-Cap Stocks	24,252,875	—	—	24,252,875
Mid and Small-Cap Stocks	10,679,460	—	—	10,679,460
Foreign Stocks	59,890,745	—	—	59,890,745

Total Mutual Funds	492,706,878	—	—	492,706,878
Starwood Common Stock	65,669,202	—	—	65,669,202

Total Investments at Fair Value	$558,376,080	$211,149,187	$—	$769,525,267

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(4)	Investments

The following investments, along with their respective percentage of net assets available for benefits, represent 5% or more of the Plan’s net assets available for benefits at December 31:

	2012		2011
Vanguard Prime Money Market Fund	$150,060,634	16%	$154,738,654	19%

Vanguard Institutional Index Fund	119,401,679	13%	97,526,579	12%

PIMCO Total Return Admin. Fund	86,656,985	9%	77,310,951	10%

BlackRock LifePath 2040	70,869,427	7%	54,572,034	7%

Starwood Common Stock	68,379,817	7%	65,669,202	8%

Manning & Napier Overseas Fund	63,540,576	7%	*	*

BlackRock LifePath 2030	60,668,811	6%	50,051,141	6%

Wells Fargo Advantage Capital Growth Fund	60,624,990	6%	54,624,351	7%

Fidelity Diversified International Fund	*	*	59,890,745	7%

*    Investment balance is less than 5% of the Plan’s net assets

The Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value as follows for the year ended December 31, 2012:

Collective Trusts	$31,621,018
Mutual Funds	40,032,166
Starwood Common Stock	13,517,596

$85,170,780

(5)	Tax Status

The Plan received a favorable determination letter from the IRS dated July 13, 2011. The determination letter was applicable for amendments adopted by the Plan through July 2011. The Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2012.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2012 and 2011

(6)	Party-in-Interest Transactions

Certain Plan investments are held in funds managed by State Street. In addition, certain Plan investments are in Starwood common stock.

For the year ended December 31, 2012, fees incurred by the Plan for the investment management services and record-keeper services amounted to $105,187 and $3,554,269, respectively. As of December 31, 2012, $226,973 of record-keeping fees are included in accrued expenses.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500 at December 31:

	2012	2011
Net assets available for benefits per financial statements	$950,174,829	$808,787,086
Amounts allocated to withdrawing Participants	(200,662)	(119,618)

Net assets available for benefits per Form 5500	$949,974,167	$808,667,468

The following is a reconciliation of benefits paid to Participants as reported in the financial statements for the year ended December 31, 2012 to Form 5500:

Benefits paid to Participants per the financial statements	$73,487,325
Amounts allocated to withdrawing Participants at December 31, 2011	(119,618)
Amounts allocated to withdrawing Participants at December 31, 2012	200,662

Benefits paid to Participants per the Form 5500	$73,568,369

STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

SAVINGS AND RETIREMENT PLAN

EIN #52-1193298

Plan #001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
Money Market Fund
* State Street Global Advisors	State Street Short Term Investment Fund	$3,263,624

Collective Trusts

BlackRock	US Debt index	30,666,389

BlackRock	ACWI EX US	42,116,523

BlackRock	Russell 2500	24,607,771

BlackRock	BlackRock LifePath Retirement	18,948,942

BlackRock	BlackRock LifePath 2020	44,559,755

BlackRock	BlackRock LifePath 2030	60,668,811

BlackRock	BlackRock LifePath 2040	70,869,427

BlackRock	BlackRock LifePath 2050	11,170,194

Total Collective Trusts		303,607,812

Mutual Funds

Vanguard	Vanguard Prime Money Market Fund	150,060,634

Vanguard	Vanguard Institutional Index Fund	119,401,679

PIMCO	PIMCO Total Return Admin. Fund	86,656,985

Hartford	Hartford Mid Cap Fund	26,939,385

Munder	Veracity Small Cap Value Fund	10,704,380

T. Rowe Price	T. Rowe Price Large Cap Fund	15,326,306

Wells Fargo	Wells Fargo Advantage Capital Growth Fund	60,624,990

Manning & Napier	Manning & Napler Overseas Fund	63,540,576

Total Mutual Funds		533,254,935

*Starwood Company Stock Fund	Starwood Company Stock Fund	68,379,817

Participant Loans	Secured by vested benefits; maturity dates through November 2022; interest rates 4.25% - 9.5%	40,838,944

		$949,345,132

*	Represents a party-in-interest

Note: Cost information has been excluded as all investments are participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Starwood Hotels & Resorts Worldwide, Inc. Global Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE, INC. SAVINGS AND RETIREMENT PLAN

By:	/s/ Alan Schnaid
Alan Schnaid
Starwood Hotels & Resorts Worldwide, Inc. Global Benefits Committee Member

Date: June 28, 2013

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 11-K:

Exhibit Number	Description of Exhibit

23.1	Consent of Mayer Hoffman McCann P.C., Independent Registered Public Accounting Firm